                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. 2 )*

                                Geographics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    37246V107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Michael J. Kaplan, Esq.
                       WisdomTree Capital Management, Inc.
        1633 Broadway, 38th Floor, New York, New York 10019 (212)843-2782
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 13, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



  CUSIP No.  37246V107

     1    NAME OF REPORT PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          WisdomTree Capital Management, Inc.             I.D. #13-3729429

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                  (b) [ X ]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS *
               AF

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                       7        SOLE VOTING POWER
                                0 shares of Common Stock
         NUMBER OF
           SHARES      8        SHARED VOTING POWER
        BENEFICIALLY            839,500 shares of Common Stock
          OWNED BY
            EACH       9        SOLE DISPOSITIVE POWER
         REPORTING              0 shares of Common Stock
        PERSON WITH
                      10        SHARED DISPOSITIVE POWER
                                839,500 shares of Common Stock

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               839,500 shares of Common Stock

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *   [  ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        8.9%

     14   TYPE OF REPORTING PERSON *
               CO

                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  37246V107


     1         NAME OF REPORT PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WisdomTree Associates, L.P.                    I.D. #13-3729430

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                     (b) [ X ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

                WC

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)   [  ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                          7     SOLE VOTING POWER
                                0 shares of Common Stock
            NUMBER OF
             SHARES
          BENEFICIALLY    8     SHARED VOTING POWER
            OWNED BY            737,000 shares of Common Stock
              EACH
            REPORTING     9     SOLE DISPOSITIVE POWER
           PERSON WITH          0 shares of Common Stock

                         10     SHARED DISPOSITIVE POWER
                                737,000 shares of Common Stock

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               737,000 shares of Common Stock

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        7.8%

     14        TYPE OF REPORTING PERSON *
                        PN


                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  37246V107


     1         NAME OF REPORT PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WisdomTree Offshore, LTD.                    I.D.

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                     (b) [ X ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

                WO

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)   [  ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                          7     SOLE VOTING POWER
                                0 shares of Common Stock
            NUMBER OF
             SHARES
          BENEFICIALLY    8     SHARED VOTING POWER
            OWNED BY            102,500 shares of Common Stock
              EACH
            REPORTING     9     SOLE DISPOSITIVE POWER
           PERSON WITH          0 shares of Common Stock

                         10     SHARED DISPOSITIVE POWER
                                102,500 shares of Common Stock

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               102,500 shares of Common Stock

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        1.1%

     14        TYPE OF REPORTING PERSON *
                        PN


                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer.

                  This Statement on Schedule 13D, dated January 2, 1997, relates to the common stock, no par value (the "Common Stock") of Geographics, Inc., a corporation organized under the laws of the State of Wyoming (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This filing is Amendment #2, relating to an original filing made November 18, 1996, and an Amendment #1 to such filing made December 3, 1996, and this Statement is made by WisdomTree Associates, L.P., WisdomTree Offshore, Ltd., and WisdomTree Capital Management, Inc. (WisdomTree Offshore, Ltd. being added as a Reporting Entity ). The address of the principal executive office of the Company is 1555 Odell Road, P.O. Box 1750, Blaine, Washington 98231. As reported in its Form 10-Q for the fiscal quarter ended September 30, 1996, as of November 8, 1996 the Company had 9,416,877 shares of Common Stock outstanding.

Item 2.           Identity and Background.

                  This Statement is being filed by WisdomTree Associates, L.P. ("WTAssociates"), WisdomTree Offshore, Ltd. ("WTOffshore") and WisdomTree Capital Management, Inc. ("WTInc") (which entities are hereinafter sometimes collectively referred to as the "Reporting Entities") which entities may together be deemed to be a "group", although such entities disclaim roup membership.

                  WTOffshore is a limited liability corporation organized under the laws of the Cayman Islands, with a business address at WisdomTree Offshore, Ltd., Zephyr House, 5th Fl., P.O. Box 1561, Mary Street, Grand Cayman, Cayman Islands, British West Indies. The principal business of WTOffshore is as a private offshore find that invests in securities of companies which generally have a market capitalization at the time the investment is initiated of $250 million or less. The officers and directors of WTOffshore, their respective places of citizenship, and the principal occupation and business address of each such person not principally employed by such entity, are as follows:

Name                    Citizenship       Position; Other Occupation and Address

Jonathan L. Steinberg   USA               Vice President
Scot Rosenblum          USA               Chairman, Vice President and Director
Christopher Wetherhill  Bermuda           President and Director;
                                          Executive Officer
                                          The Hemisphere Group Limited
                                          Hemisphere House
                                          9 Church Street
                                          Hamilton, Bermuda
Charles Quinn           Cayman Isl.       Director;
                                          Partner
                                          Quinn & Hampton
                                          George Town,
                                          Grand Cayman, Cayman Islands

                  WisdomTree Administration, Inc. ("WTAdmin") is a corporation organized under the laws of the State of Delaware, with a business address at WisdomTree Administration, Inc., 1633 Broadway, 38th Fl., New York, New York 10019. The principal business of WTAdmin is providing portfolio consulting and/or administrative services to WTAssociates, WTOffshore, and/or WTInc. WTAdmin is a wholly-owned subsidiary of IIG. WTAdmin has not been involved in investment decisions respecting securities owned by WTAssociates and/or WTOffshore.

Item 3.           Source and Amount of Funds or Other Consideration.

                  As of the close of business  on January 1, 1997,  WTAssociates owned 737,000 shares of Common Stock acquired in brokered transactions for an aggregate purchase price, including commissions and net of sales to date, if any, of shares of Common Stock, of $2,457,126. The source of funds for acquisition of such Common Stock was available investment capital of
WTAssociates and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.

                  As of the close of business on January 1, 1997, WTOffshore owned 102,500 shares of Common Stock acquired in brokered transaction for an aggregate purchase price,including commissions and net of sales to date,if any, of shares of Common Stock, of $498,269. The source of funds for acquisition of such Common Stock was available investment capital of WTOffshore and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.

Item 4.           Purpose of Transaction.

                  WTOffshore has acquired the Common Stock for investment purposes. WTOffshore will continuously evaluate its investment in the Common Stock based on factors including, among others it may deem relevant, the Company's business, prospects and financial condition, the market for the Common Stock, alternatively available investment opportunities, general economic conditions, stock market conditions, and availability of funds. WTOffshore expressly reserves the right to increase or decrease its holding of Common Stock on such terms or at such times as it may determine. Any purchaser sale of Common Stock may be execute din the open market or in one or more privately negotiated transactions.

                  Except to the extent set forth above, or in any other Item hereof, the Reporting Entities and, to the best of their knowledge, the persons and entities listed in Item 2 hereof, do no have nay present plans or proposals that relate to or would result in any of the actions required to be described in this Item 4 of Schedule 13D, but each of the Reporting Entities retains the right to take all such actions as each may deem appropriate to maximize capital appreciation in the

Common Stock owned by WTAssociates and/or WTOffshore.

Item 5.           Interest in Securities of the Issuer.

(a) As of the close of business on January 1, 1997, WTAssociates was the record owner and had direct beneficial ownership of 737,000 shares, or approximately 7.8% of the outstanding Common Stock.

                  As of the close of business on January 1, 1997, WTOffshore was the record owner and had direct beneficial ownership of 102,500 shares, or approximately 1.1% of the outstanding Common Stock.

                  As the General Partner of WTAssociates and the Investment Manager of WTOffshore, WTInc may be deemed to have direct beneficial ownership of the 839,500 shares of Common Stock, or approximately 8.9% of the outstanding Common Stock, owned of record in the aggregate by WTAssociates and WTOffshore.

                  Each of the other persons and entities named in Item 2 may, by virtue of their relationship to WTAssociates and/or WTOffshore as is described therein, be deemed to have indirect beneficial ownership of the Common Stock owned of record by WTAssociates and/or WTOffshore, respectively; however, each of such persons and entities disclaims such beneficial ownership and, to the best knowledge of the Reporting Entities and except as may be specifically otherwise set forth herein, no such persons and/or entities has any other beneficial ownership of Common Stock.

                  Messrs. Steinberg, Schmidt, and Rosenblum may, by virtue of their status as Limited Partners of WTAssociates, and WTInc may, by virtue of its economic interest as General Partner of WTAssociates, be deemed to have beneficial ownership of that portion of the securities owned by WTAssociates corresponding to their respective equity interests therein.

(b) The power to vote or direct the vote and the power to dispose or direct the disposition of the Common Stock as to which WTAssociates is the record owner may be deemed to be shared between WTInc and WTAssociates, although WTInc, as General Partner of WTAssociates, is generally vested with sole control of such matters.

                  The power to vote or direct the vote and the power to dispose or direct the disposition of the Common Stock as to which WTOffshore is the record owner may be deemed to be shared between WTInc. And WTOffshore, although WTInc, as Investment Manger of WTOffshore, is generally vested with sole control of such matters.

                  To the best knowledge of the Reporting Entities, no other person or entity included in Item 2, by virtue of the capacity indicated therein and separate from their direct involvement with the Reporting Entities, shares in the power to vote or direct the vote or the power to dispose or direct the disposition of the Common stock as to which WTAssociates and/or WTOffshore are the record owner, respectively

(c) Information concerning transactions in Common Stock effected by the Reporting Entities during the last Sixty (60) days and not previously reported on this Schedule 13D is set forth in Exhibit A hereto and is incorporated by reference; all of such transactions were effected in open market transactions. Except as set forth in Exhibit A, no transactions in Common Stock have been effected by any of the Reporting Entities or, to the best knowledge of the Reporting Entities, by any of the persons or entities included in Item 2, during the past Sixty (60) days.

(d)               Not applicable.

(e)               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to ecurities of the Issuer.

                  WTAdmin may receive all or a portion of the 1% management fee charged to limited partners of WTAssociates and otherwise due to WTInc.

                  Pursuant  to  an  investment   management   agreement  between
WTOffshore and WTInc, as investment manger WTInc. (i) is generally vested, subject to the control of WTOffshore's Board of Directors, with all investment discretion regarding securities owned by WTOffshore, including the Power to vote or direct the vote and the power to dispose or direct the disposition of such securities, and (ii) has the right to receive (a) a quarterly fee calculated at the per annum rate of 1.5% of net assets, plus (b) an incentive allocation equal to 20% of annual net profit, calculated after allocation of net profit equal to the excess of net loss over net profit, if any, allocated to the limited partners in previous fiscal years. WTAdmin may receive all or a portion of the fees described in (a) above as otherwise due to WTInc.

                  WTAssociates and WTOffshore have no agreement, arrangement or understanding to act in concert with respect to the Common Stock, nor is WTInc and/or WTAdmin under any obligation to exercise investment discretion on behalf of WTAssociates and/or WTOffshore in any concerted fashion.

                  Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships between the Reporting Entities, nor are there any contracts, arrangements, understandings or relationships between the Reporting Entities and the other persons and entities included in
Item 2, or, to the best knowledge of the Reporting Entities, between the persons and entities included in Item 2, with respect to the Common Stock.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A -       Transactions in Common Stock
                  Exhibit B -       Form of Margin Agreement used by WTOffshore

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   January 2, 1996           WISDOMTREE ASSOCIATES, L.P.

                                   By:      WisdomTree Capital Management, Inc.
                                            General Partner


                                   By:      /s/: SCOT ROSENBLUM
                                            -------------------------
                                            Name:    Scot Rosenblum
                                            Title:   Vice President


Dated: January 2, 1996             WISDOMTREE OFFSHORE, LTD.


                                   By:      /s/: SCOT ROSENBLUM
                                            -------------------------
                                            Name:    Scot Rosenblum
                                            Title:   Director


Dated:   January 2, 1996           WISDOMTREE CAPITAL MANAGEMENT, INC.


                                   By:      /s/: SCOT ROSENBLUM
                                            -------------------------
                                            Name: Scot Rosenblum
                                            Title:   Vice President

                                   EXHIBIT A


WisdomTree Associates, L.P.

Date              Per Share $ Price         # Shares Acquired (Disposed)

12/06/96          4.10                      11,500
12/10/96          4.57                      5,000
12/11/96          4.42                      2,000
12/30/96          5.28                      40,500
12/31/96          5.16                      8,000


WisdomTree Offshore, Ltd.

12/13/96          4.63                      7,500
12/16/96          4.57                      3,000
12/17/96          4.44                      7,500
12/18/96          4.33                      1,000
12/19/96          4.60                      2,000
12/20/96          4.57                      4,000
12/23/96          4.55                      7,500
12/24/96          4.63                      25,000
12/26/96          5.11                      20,000
12/31/96          5.31                      25,000

                                    EXHIBIT B


                        INSTITUTIONAL CLIENT'S AGREEMENT

FULL ACCOUNT TITLE         BRANCH            ACCOUNT NUMBER            BROKER

Gentlemen:

         In consideration of your opening and carrying one or more accounts of the undersigned for the purchase and sale of property, the undersigned agrees as follows:

1. The word "property" as used herein shall mean all securities, including but not limited to monies, stocks, options, bonds, notes, futures contracts, commodities, certificates of deposit and other obligations, contracts or securities. "You" or "your" means PaineWebber Incorporated, its successor firms, subsidiaries, correspondents or affiliates and employees.

2. All transactions for the undersigned shall be subject to the constitution, rules, regulations, interpretations, by laws, customs and usages of the exchange or market and its clearing house, if any, where the transactions are executed. Such transactions are also subject, where applicable, to the provisions, rules and regulations of the Securities and Exchange Commission, the Commodity Futures Trading Commission and the Board of Governors of the Federal Reserve System in existence at this time and as later amended and supplemented.

3. You may change the terms of this Agreement at any time upon prior written notice to the undersigned. If such changes are not acceptable, the undersigned will notify you in writing of such non-acceptance and the undersigned's account(s) will be cancelled. The undersigned will remain liable for any outstanding debits and/or charges on the account(s). By continuing to accept the services offered by you, the undersigned indicates the acceptance of these changes.

4. All orders for the purchase and sale of any property will be given by the undersigned and executed with the distinct understanding that an actual purchase or sale is intended and that it is the intention and obligation of the undersigned in every case to deliver property to cover any and all sales and in the case of purchases to receive and pay for property and that the undersigned will do so upon your demand. In case you make a short sale of any property at the direction of the undersigned or in case the undersigned fails to deliver to you any property which you have sold at the direction of the undersigned, you are authorized to borrow the property necessary to enable you to make delivery to the purchaser and the undersigned agrees to be responsible for the cost or loss you may incur, or the cost of obtaining the property if you are unable to borrow it. No settlement of the undersigned's account(s) may occur without your first receiving all property for which the account is short and all property in which the account(s) are long being paid for in full and the property then delivered. You and your correspondents are constituted agents of the undersigned to complete all such transactions and are authorized to make advances and expend monies as are required.

5. The undersigned, when placing with you any sell order for a short account, will designate it as such and hereby authorizes you to mark the order as being "short". When placing with you any order for a long account, the undersigned will designate it as such and hereby authorizes you to mark the order as being "long". Any sell order which the undersigned shall designate as being for a long account is for property which is owned by the undersigned and, if you are unable to deliver this property from any account(s) of the undersigned, the placing of the order will constitute a representation by the undersigned that the securities will be delivered as required and that the undersigned will reimburse you for any expense incurred.

6. All property held or purchased shall be subject to a lien in your favor for the discharge of all indebtedness and other obligations of the undersigned, however and whenever arising, and may be held by you as security for the payment of any such obligations or indebtedness to you in any account you maintain for the undersigned. You are authorized without notice to the undersigned whenever you deem it advisable from time to time (a) to transfer interchangeably between accounts of the undersigned any or all property so held, without regard to whether you have in your possession or subject to your control other property of the same kind and amount and (b) in the usual course business to pledge, repledge, hypothecate (either for the amount owed you or for a greater or lesser sum) and lend the same to you as broker or to others from time to time, separately or commingled with property carried for other clients, and you shall not be required to deliver to the undersigned the same property but only property of the same kind and amount.

7. The undersigned shall at all times be liable for the payment of any amounts advanced, any debit balance or other obligations owing in any account(s) of the undersigned with you and the undersigned shall be liable to you for any deficiency remaining in any such account(s) in the event of the liquidation thereof, in whole or in part, by you or the undersigned. The undersigned shall make payment of any such balance, obligation, deficiency, indebtedness, including interest and commissions, upon demand, and any costs of collection, including attorney's fees, if incurred by you.

8. All amounts advanced and other balances due shall be charged interest in accordance with your usual custom which may include the compounding of interest, including any increases in rates which reflect adjustments in the call money rate, and such other charges as you may make to cover your facilities and extra services. Payment of all amounts advanced and other balances due, together with the interest thereon, shall be made by the undersigned to you at any of your offices which will act as the undersigned's agent for the transmittal of such amounts and other balances due to you at New York, New York.

         THE UNDERSIGNED HAS READ AND UNDERSTANDS THE STATEMENT OF CREDIT PRACTICES DESCRIBING INTEREST CHARGES PRINTED ON THE REVERSE SIDE

9. You may employ sub brokers and shall be responsible only for reasonable care in their selection. You may deal with market makers or members of any exchange known as specialists or known as odd lot dealers and in the execution of orders they may act as sub brokers for the undersigned and may also buy or sell the property for themselves as dealers for their own account.

10. The undersigned agrees to maintain in account(s) with you such positions and margin as required by all applicable statutes, rules, regulations, procedures, and customs, or as you deem necessary or advisable and, where applicable, to satisfy any and all margin calls issued in connection with such business.

11. You shall have the right in accordance with your general policies regarding your margin maintenance requirements in existence at the time, or, if in your discretion you consider it necessary for your protection to require additional collateral or the liquidation of any account of the undersigned, or in the event a petition in bankruptcy or for appointment of a receiver is filed by or against the undersigned, or an attachment is levied against the account(s) of the undersigned to sell any or all property in the account(s) of the undersigned with you, whether carried individually or jointly with others, to buy any or all property which may be short in such account(s), to cancel any open orders and to close any or all outstanding contracts, all without demand for margin or additional margin, other notice of sale or purchase, or other notice or advertisement. Any such sales or purchases may be made at your discretion on any exchange or other market where such business is usually transacted, or at public auction or private sale, and you may be the purchasers for your own account. It is understood a prior demand, or call, or prior notice of the time and place of such sale or purchase shall not be considered a waiver of your right to sell or buy without demand or notice as herein provided.

12. The undersigned expressly agrees you will not be bound by any representation or agreement made by any of your employees or agents which purports to affect or diminish your rights under this agreement.

13. In the event any one or more of the provisions contained in this agreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such finding or holding shall only affect the provision(s) involved and the remainder of this agreement and the application of all provisions shall not be affected.

14. The undersigned's address below is and will continue to be a correct address until your Lincoln Harbor Office receives written notice of any change. Notices and communications sent to the undersigned at such address will constitute personal delivery to the undersigned, whether actually received or not. All reports of execution of orders and account statements shall be conclusive if not objected to by the undersigned in writing immediately by notice sent to you by registered mail.

15. All transactions made for the account(s) of the undersigned shall be governed by the terms of this agreement. This agreement and its enforcement shall be construed and governed by the laws of the State of New York, and shall be binding upon the undersigned, its successors and assigns.

16.    -   ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

         - THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.

         - PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

         - THE ARBITRATOR'S AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

         - THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.
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

         I AGREE, AND BY CARRYING AN ACCOUNT FOR ME PAINEWEBBER AGREE(S), THAT ANY AND ALL CONTROVERSIES WHICH MAY ARISE BETWEEN ME AND PAINEWEBBER CONCERNING ANY ACCOUNT, TRANSACTION, DISPUTE OR THE CONSTRUCTION, PERFORMANCE, OR BREACH OF THIS OR ANY OTHER AGREEMENT, WHETHER ENTERED INTO PRIOR, ON OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE HELD UNDER AND PURSUANT TO AND BE GOVERNED BY THE FEDERAL ARBITRATION ACT, AND SHALL BE CONDUCTED BEFORE AN ARBITRATION PANEL COVENED BY THE NEW YORK STOCK EXCHANGE, INC. OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. I MAY ALSO SELECT ANY OTHER NATIONAL SECURITY EXCHANGE'S
         ARBITRATION FORUM UPON WHICH PAINEWEBBER IS LEGALLY REQUIRED TO ARBITRATE THE CONTROVERSY WITH ME, INCLUDING, WHERE APPLICABLE, THE MUNICIPAL SECURITIES RULE-MAKING BOARD. SUCH ARBITRATION SHALL BE GOVERNED BY THE RULES OF THE ORGANIZATION CONVENING THE PANEL. I MAY ELECT IN THE FIRST INSTANCE THE ARBITRATION FORUM, BUT IF I FAIL TO MAKE SUCH ELECTION, BY REGISTERED LETTER OR TELEGRAM ADDRESSED TO YOU AT YOUR MAIN OFFICE, BEFORE THE EXPIRATION OF FIVE DAYS (5) AFTER RECEIPT OF A WRITTEN REQUEST FROM YOU TO MAKE SUCH ELECTION, THEN YOU MAY MAKE SUCH ELECTION. THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL, AND JUDGMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT OF COMPETENT JURISDICTION.

         NO PERSON SHALL BRING A PUTATIVE OR CERTIFIED CLASS ACTION TO ARBITRATION, NOR SEEK TO ENFORCE ANY PRE-DISPUTE ARBITRATION AGREEMENT AGAINST ANY PERSON WHO HAS INITIATED IN COURT A PUTATIVE CLASS ACTION; WHO IS A MEMBER OF A PUTATIVE CLASS WHO HAS NOT OPTED OUT OF THE CLASS WITH RESPECT TO ANY CLAIMS ENCOMPASSED BY THE PUTATIVE CLASS ACTION
         UNTIL: (I) THE CLASS CERTIFICATION IS DENIED; (II) THE CLASS IS DECERTIFIED; OR (III) THE CUSTOMER IS EXCLUDED FROM THE CLASS BY THE COURT. SUCH FORBEARANCE TO ENFORCE AN AGREEMENT TO ARBITRATE SHALL NOT CONSTITUTE A WAIVER OF ANY RIGHTS UNDER THIS AGREEMENT EXCEPT TO THE EXTENT STATED HEREIN.

         I EXPRESSLY AGREE THAT SERVICE OF PROCESS IN ANY ACTION SHALL BE SUFFICIENT IF SERVED BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, AT MY LAST ADDRESS KNOWN TO YOU. I EXPRESSLY WAIVE ANY DEFENSE TO SERVICE OF PROCESS AS SET FORTH ABOVE.

17. This agreement may be assigned by you and will inure to the benefit of your successors and assigns and you may transfer or assign the account(s) of the undersigned to them, which shall be binding on the undersigned, its successors and assigns.

18. BY SIGNING THIS AGREEMENT, THE UNDERSIGNED ACKNOWLEDGES THAT YOU AND YOUR SUCCESSORS AND ASSIGNS ARE AUTHORIZED IN THE USUAL COURSE OF BUSINESS TO LEND, RELEND, HYPOTHECATE, REHYPOTHECATE, PLEDGE OR REPLEDGE SEPARATELY OR TOGETHER WITH THE PROPERTY OF OTHERS EITHER TO YOURSELVES OR TO OTHERS ANY PROPERTY WHICH YOU MAY BE CARRYING FOR THE UNDERSIGNED ON MARGIN. THIS AUTHORIZATION SHALL APPLY TO
         ALL ACCOUNTS CARRIED BY YOU FOR THE UNDERSIGNED AND SHALL REMAIN IN FULL FORCE UNTIL WRITTEN NOTICE OF REVOCATION IS RECEIVED BY YOU. BY SIGNING THIS AGREEMENT THE CUSTOMER ACKNOWLEDGES THAT:

         1. THE SECURITIES IN THE CUSTOMER'S MARGIN ACCOUNT MAY BE LOANED TO THE BROKER OR LOANED OUT TO OTHERS;

         2.       THE CUSTOMER HAS RECEIVED A COPY OF THIS AGREEMENT.

         THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AT PAGE 1 AT PARAGRAPH 16.

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         SIGNATURE            PLEASE PRINT NAME AND TITLE          DATE

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NO. OR STREET ADDRESS         CITY OR TOWN           STATE          POSTAL CODE

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